September 19, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rule 17g-1 Fidelity Bond Amendment Filing

26North BDC, Inc. (File No. 814-01665)

Ladies and Gentlemen:

On behalf of 26North BDC, Inc. (the “Company”), enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”), please find the following:

1. A copy of an Amend Bond Period Endorsement, which amends the Financial Institution Bond issued by Federal Insurance Company for the Company, previously filed by the Company with the Securities and Exchange Commission on October 19, 2023 (the “Bond”), to extend the term of the Bond from October 4, 2024 to November 30, 2024.

2. A Certificate of the Company’s Secretary attesting to the authenticity and accuracy of resolutions adopted by the Board of Directors of the Company (including a majority of the Directors who are not “interested persons,” as defined in the 1940 Act, of the Company) approving the extension of the Bond, as well as the amount, type, form and coverage of the Bond and the premium paid by the Company.

3. The premium for the Bond has been paid for the coverage period from October 4, 2023 to November 30, 2024.

Very truly yours,

26NORTH BDC, INC.

By:	/s/ Wing Cheng
Name: Wing Cheng
Title: Secretary

AMEND BOND PERIOD ENDORSEMENT

Named Assured				Endorsement Number
26NORTH BDC, INC				6

Bond Number	Bond Period			Effective Date of Endorsement
J06428976	10-04-2023	to	11-30-2024	October 4, 2024

Issued By
Federal Insurance Company

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

This endorsement modifies insurance provided under the following:

FINANCIAL INSTITUTION BOND FOR INVESTMENT COMPANIES

In consideration of the premium charged, it is agreed that this Bond is amended by deleting Item 1 of the Declarations and replacing with the following:

Item 1.	Bond Period:	From:	October 4, 2023
		To:	November 30, 2024
At 12:01 A.M. local time at the Address of Assured.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Bond shall remain unchanged.

Authorized Representative

PF-52908 (12/20)	Page 1 of 1

CERTIFICATE OF SECRETARY

The undersigned, Wing Cheng, Secretary of 26North BDC, Inc., a Maryland corporation (the “Company”), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the “SEC”) in connection with the filing of an amendment to the Company’s fidelity bond (the “Bond”) pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company (including a majority of the Directors who are not “interested persons,” as defined in the 1940 Act, of the Company) approving the extension of the Bond, as well as the amount, type, form and coverage of the Bond and the premium paid by the Company. Said resolutions are in full force and effect.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 19th day of September, 2024.

/s/ Wing Cheng
Wing Cheng Secretary 26North BDC, Inc.

EXHIBIT A

RESOLVED, that it is the determination of the Board of Directors of 26North BDC, Inc. (the “Company”), and separately a majority of the Directors who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (the “1940 Act”)) of the Company (the “Independent Directors”), that the extension of the fidelity bond for the period from October 4, 2024 to November 30, 2024 written by the following entity in the following amount:

Name of Fidelity Bond Provider	Amount of Coverage
Federal Insurance Company (Chubb)	$2,500,000

insuring 26North BDC, Inc. (the “Company”) against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and other employees of the Company from time to time, which contains such provisions as may be required by the rules promulgated under the 1940 Act and otherwise complies with Rule 17g-1 under the 1940 Act (the “Bond”), is hereby approved, ratified and confirmed in all respects; and be it

FURTHER RESOLVED, that extension of the Bond be, and the same hereby is, approved, ratified and confirmed in all respects, after consideration of all factors deemed relevant by the Board, and separately by a majority of the Independent Directors, including the amount of the Bond, the expected value of the assets of the Company to which any person covered under the Bond may have access, the premium for the extension of the Bond, the type and terms of the arrangements made for the custody and safekeeping of the Company’s assets, and the nature of the securities in the Company’s portfolio; and be it

FURTHER RESOLVED, that the officers of the Company be, and each of them individually hereby is, authorized and directed, in the name and on behalf of the Company, to take all such actions as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions, the taking of such actions to be conclusive evidence of the Board’s approval; and be it

FURTHER RESOLVED, that any and all actions previously taken by the Company or any of its authorized officers in connection with the actions contemplated by the foregoing resolutions be, and each of them hereby is, confirmed, ratified and approved in all respects as and for the acts and deeds of the Company; and be it

FURTHER RESOLVED, that the Secretary of the Company be, and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act.

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